EXHIBIT 4.15
DESCRIPTION OF REGISTERD SECURITIES

Ladenburg Thalmann Financial Services Inc. (“Ladenburg”, the “Company”, “we”, “our” or “us”) had six classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of December 31, 2019: our common stock, par value $0.0001 per share (the “Common Stock”), our 8.00% Series A Cumulative Redeemable Preferred Stock (the “Series A Preferred Stock”), our 6.50% Senior Notes Due 2027 (the “6.50% Notes”), our 7.00% Senior Notes due 2028 (the “7.00% Notes”), our 7.25% Senior Notes due 2028 (the “7.25% Notes”) and our 7.75% Senior Notes due 2029 (the “7.75% Notes” and, collectively with the 6.50% Notes, the 7.00% Notes and the 7.25% Notes, the “Notes”). The following summarizes certain material terms and provisions of our securities registered under Section 12 of the Exchange Act.

Overview - Authorized and Outstanding Shares

As of March 10, 2020, under our articles of incorporation, as amended, we had the authority to issue:
•1,000,000,000 shares of common stock, par value $0.0001 per share; and

•	50,000,000 shares of preferred stock, par value $0.0001 per share, which are issuable in series on terms determined by our Board of Directors.
As of March 10, 2020, we had 100 shares of our common stock outstanding and 4,584,668 shares of our Series A Preferred Stock outstanding.

Description of Our Common Stock

The following is a summary of the material terms and provisions of our common stock. The statements below describing our common stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our Articles of Incorporation, as amended, and our Amended and Restated Bylaws.

 Preemptive Rights. The holders of our common stock do not have preemptive rights to purchase or subscribe for any stock or other securities of ours.

Voting Rights. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of shareholders.

Dividends. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared from time to time by our Board of Directors out of legally available assets, payable in cash, in property or in shares of our common stock. The right of our Board of Directors to declare dividends, however, is subject to any rights of the holders of other classes of our capital stock and the availability of sufficient funds under Florida law to pay dividends.

No Conversion. Holders of shares of common stock have no conversion or exchange rights.

No Redemption. Holders of shares of common stock have no redemption or repurchase rights and the shares of common stock are not subject to mandatory redemption.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any amounts due to the holders of preferred stock. Holders of our common stock have no preemptive or conversion rights.

Listing. Our common stock was previously listed on the NYSE American under the symbol “LTS.” On February 14, 2020, the NYSE American filed Form 25 to delist our shares of common stock in connection with our merger with Harvest Merger Sub, Inc., a subsidiary of Advisor Group Holdings, Inc.

Description of Our Series A Preferred Stock

The following is a summary of the material terms and provisions of the Series A Preferred Stock. The statements below describing our Series A Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our Articles of Incorporation, as amended, and our Amended and Restated Bylaws.

Listing. Our Series A Preferred Stock was previously listed on the NYSE American under the symbol “LTS PrA.” On February 24, 2020, we filed Form 25 to delist our shares of Series A Preferred Stock from the NYSE American. Our Series A Preferred Stock now trades under the symbol "LTSA" on the Pink Sheets.

Dividends. Holders of shares of the Series A Preferred Stock are entitled to receive cumulative cash dividends at the rate of 8.00% of the $25.00 per share liquidation preference per annum (equivalent to $2.00 per annum per share). Dividends on the Series A Preferred Stock shall be payable monthly on the 28th day of each month; provided that if any dividend payment date is not a business day, as defined in the articles of amendment relating to the Series A Preferred Stock, then the dividend that would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day and no interest, additional dividends or other sums will accrue on the amount so payable for the period from and after that dividend payment date to that next succeeding business day. Any dividend payable on the Series A Preferred Stock, including dividends payable for any partial dividend period, will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in our stock records for the Series A Preferred Stock at the close of business on the applicable record date, which shall be the 15th day of the calendar month, whether or not a business day, in which the applicable dividend payment date falls. As a result, holders of shares of Series A Preferred Stock will not be entitled to receive dividends on a dividend payment date if such shares were not issued and outstanding on the applicable dividend record date.

No dividends on shares of Series A Preferred Stock shall be authorized by our board of directors or paid or set apart for payment by us at any time when the terms and provisions of any agreement of ours, including any agreement relating to our indebtedness, prohibit the authorization, payment or setting apart for payment thereof or provide that the authorization, payment or setting apart for payment thereof would constitute a breach of the agreement or a default under the agreement, or if the authorization, payment or setting apart for payment shall be restricted or prohibited by law.

Notwithstanding the foregoing, dividends on the Series A Preferred Stock will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of those dividends and whether or not those dividends are declared by our board of directors. No interest, or sum in lieu of interest, will be payable in respect of any dividend payment or payments on the Series A Preferred Stock that may be in arrears, and holders of the Series A Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends described above. Any dividend payment made on the Series A Preferred Stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to those shares.

Unless full cumulative dividends on all shares of Series A Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for payment for all past dividend periods, no dividends (other than in shares of common stock, or in shares of any series of preferred stock that we may issue ranking junior to the Series A Preferred Stock as to the payment of dividends and distribution of assets upon liquidation, dissolution or winding up) shall be declared or paid or set aside for payment upon shares of our common stock, or preferred stock that we may issue ranking junior to, or on a parity with, the Series A Preferred Stock as to the payment of dividends and distribution of assets upon liquidation, dissolution or winding up. Nor shall any other distributions be declared or made upon shares of our common stock, or preferred stock that we may issue ranking junior to, or on a parity with, the Series A Preferred Stock as to the payment of dividends and distribution of assets upon liquidation, dissolution or winding up. Also, any shares of our common stock or preferred stock that we may issue ranking junior to or on a parity with the Series A Preferred Stock as to the payment of dividends and distribution of assets upon liquidation, dissolution or winding up shall not be redeemed, purchased or otherwise acquired for any consideration (or any moneys paid to or made available for a sinking fund for the redemption of any such shares) by us (except by conversion into or exchange for our other capital stock that we may issue ranking junior to the Series A Preferred Stock as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up).

When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Preferred Stock and the shares of any other series of preferred stock that we may issue ranking on a parity as to the payment of dividends with the Series A Preferred Stock, all dividends declared upon the Series A Preferred Stock and any other series of preferred stock that we may issue ranking on a parity as to the payment of dividends with the Series A Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series A Preferred Stock and such other series of preferred stock that we may issue shall in all cases bear to each other the same ratio that accrued dividends per share on the Series A Preferred Stock and such other series of preferred stock that we may issue (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series A Preferred Stock that may be in arrears.

No Maturity. The Series A Preferred Stock has no stated maturity, is not subject to any sinking fund or mandatory redemption and will remain outstanding indefinitely unless repurchased or redeemed by us or they become convertible and are converted as described below.

Optional Redemption. We have the option to redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the redemption date.

Conversion Rights. Upon the occurrence of a Change of Control, each holder of Series A Preferred Stock will have the right, subject to our election to redeem the Series A Preferred Stock in whole or part, prior to the Change of Control Conversion Date, to convert some or all of the Series A Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of our common stock per share of Series A Preferred Stock equal to the lesser of:

•the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of Series A Preferred Stock plus the amount of any accumulated and unpaid dividends thereon to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a dividend record date (as defined herein) and prior to the corresponding dividend payment date (as defined herein) for the Series A Preferred Stock, in which case no additional amount for such accrued and unpaid dividends will be included in this sum) by (ii) the Common Stock Price (as defined herein); and
•25.00, which we refer to as the “Share Cap,” subject to adjustments for any splits, subdivisions or combinations of our common stock;
in each case, on the terms and subject to the conditions described in our Articles of Amendment to our Articles of Incorporation designated the Series A Preferred Stock (the “Articles of Amendment”), including provisions for the receipt, under specified circumstances, of alternative consideration as described in this prospectus supplement.

Liquidation Preference. If we liquidate, dissolve or wind up, holders of the Series A Preferred Stock will have the right to receive $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the date of payment, before any payment is made to the holders of our common stock.

Ranking. The Series A Preferred Stock ranks, with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, (1) senior to all classes or series of our common stock and to all other equity securities issued by us other than equity securities referred to in clauses (2) and (3); (2) on a parity with all equity securities issued by us with terms specifically providing that those equity securities rank on a parity with the Series A Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up; (3) junior to all equity securities issued by us with terms specifically providing that those equity securities rank senior to the Series A Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up; and (4) effectively junior to all of our existing and future indebtedness (including indebtedness convertible to our common stock or preferred stock) and to the indebtedness and other liabilities of (as well as any preferred equity interests held by others in) our existing subsidiaries and any future subsidiaries.

Voting Rights. Holders of Series A Preferred Stock will generally have no voting rights. However, if we do not pay dividends on the Series A Preferred Stock for eighteen or more monthly dividend periods (whether or not consecutive), the holders of the Series A Preferred Stock (voting separately as a class with the holders of all other classes or series of our preferred stock we may issue upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series A Preferred Stock in the election referred to below) will be entitled to vote for the election of two additional directors to serve on our board of directors until we pay, or declare and set aside funds for the payment of, all dividends that we owe on the Series A Preferred Stock, subject to certain. In addition, the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock is required for us to authorize or issue any class or series of our capital stock ranking senior to the Series A Preferred Stock with respect to the payment of dividends or the distribution of assets on liquidation, dissolution or winding up, to amend any provision of our articles of incorporation so as to materially and adversely affect any rights of the Series A Preferred Stock or to take certain other actions. If any such amendments to our articles of incorporation would be material and adverse to holders of the Series A Preferred Stock and any other series of parity preferred stock upon which similar voting rights have been conferred and are exercisable, a vote of at least two-thirds of the outstanding shares of Series A Preferred Stock and the shares of the other applicable series materially and adversely affected, voting together as a class, would be required.

No Preemptive Rights. No holders of the Series A Preferred Stock will, as holders of Series A Preferred Stock, have any preemptive rights to purchase or subscribe for our common stock or any other security.

Transfer Agent and Registrar. The transfer agent and registrar of our Series A Preferred Stock is American Stock Transfer & Trust Company, LLC.

Description of Our Notes

The following is a summary of the material terms and provisions of the Notes. The statements below describing our Notes are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Indenture, dated as of November 21, 2017 (the “Indenture”), between the Company and U.S. Bank National Association, as Trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of November 21, 2017, the Second Supplemental Indenture, dated as of May 30, 2018, the Third Supplemental Indenture, dated as of August 16, 2018 and the Fourth Supplemental Indenture, dated as of May 29, 2019.

Outstanding Notes. As of December 31, 2019, we had $82,749,000 of 6.50% Notes outstanding (net of $59,000 of unamortized discount), $42,480,000 of 7.00% Notes outstanding (net of $40,000 of unamortized discount), $60,000,000 of 7.25% Notes outstanding and $57,500,000 of 7.75% Notes outstanding.

Maturity. The 6.50% Notes will mature on November 30, 2027, the 7.00% Notes will mature on May 31, 2028, the 7.25% Notes will mature on September 30, 2028 and the 7.75% Notes will mature on June 30, 2029, each unless redeemed prior to maturity.

Interest Rate and Payment Dates. 6.50% interest per annum on the principal amount of the 6.50% Notes, 7.00% interest per annum on the principal amount of the 7.00% Notes, 7.25% interest per annum on the principal amount of the 7.25% Notes and 7.75% interest per annum on the principal amount of the 7.75% Notes, will accrue from the most recent interest payment date immediately preceding the date of issuance of the 6.50% Notes, 7.00% Notes, 7.25% Notes, and 7.75% Notes, respectively, except that Notes purchased after the record dates noted below, but prior to the interest payment date immediately following such record date (or if settlement of a purchase of Notes otherwise occurs after such record date but prior to the interest payment date immediately following such record date), such Notes will not begin to accrue interest until the interest payment date immediately following such record date. Interest will be paid quarterly in arrears on March 31, June 30, September 30 and December 31 of each year. The interest payable on each interest payment date will be paid only to holders of record of the Notes at the close of business on March 15, June 15, September 15 and December 15 of each year, as the case may be, immediately preceding the applicable interest payment date. As a general matter, holders of the Notes will not be entitled to receive any payments of principal on the Notes prior to the stated maturity date.

Guarantors. None.

Ranking. The Notes will be our senior unsecured obligations and will rank equal in right of payment with all of our existing and future senior unsecured and unsubordinated indebtedness. The Notes will be effectively subordinated to all of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness. The Notes will be structurally subordinated to all existing and future indebtedness of our subsidiaries.

Optional Redemption. We may redeem the 6.50% Notes in whole or in part on or after November 30, 2020, at our option, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption. We may redeem the 7.00% Notes in whole or in part on or after May 31, 2021, at our option, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption. We may redeem the 7.25% Notes in whole or in part on or after September 30, 2021, at our option, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption. We may redeem the 7.75% Notes in whole or in part on or after June 30, 2022, at our option, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption.

Sinking Fund. The Notes will not be subject to any sinking fund (i.e., no amounts will be set aside by us to ensure repayment of the Notes at maturity).

Events of Default. Events of default generally include failure to pay principal, failure to pay interest, failure to observe or perform any other covenant or warranty in the Notes or in the indentures, and certain events of bankruptcy, insolvency or reorganization.

Certain Covenants. The indenture that governs the Notes contains certain covenants, including, but not limited to, restrictions on our ability to merge or consolidate with or into any other entity. The indenture does not limit the amount of indebtedness that we or our subsidiaries may issue or contain any financial covenants, and does not restrict us from paying dividends or issuing or repurchasing our other securities.

Modification or Waiver. The holders of not less than a majority of the outstanding principal amount of the 6.75% Notes, the 7.00% Notes, the 7.25% Notes and the 7.75% Notes, may on behalf of the holders of all the Notes waive any past default with respect to such Notes, other than a default in the payment of principal or interest on such series of Notes, when such payments are due and payable (other than by acceleration. Certain changes to the Notes require the specific approval of each holder of the Notes, including changing the stated maturity, reducing the principal amount or rate of interest, waiving a default or an event of default in the payment of the principal of or interest on the Notes, reducing the principal amount of holders of the Notes whose consent is needed to modify or amend the indentures and making any changes to provisions of the indenture concerning the right of holders to receive principal and interest payments on the Notes, the right of holders holding a majority of the principal amount of the outstanding Notes to waive any past defaults and to make changes to the provision governing changes requiring approval of each holder.

Additional Notes. We may create and issue additional notes ranking equally and ratably with the 6.50% Notes, 7.00% Notes, 7.25% Notes and 7.75% Notes, in all respects, so that such additional notes will constitute and form a single series with the 6.50% Notes, 7.00% Notes, 7.25% Notes and 7.75% Notes, as applicable, and will have the same terms as to status, redemption or otherwise (except the price to public, the issue date and, if applicable, the initial interest payment date) as such Notes. We will not issue any such additional notes unless such issuance would constitute a “qualified reopening” for U.S. federal income tax purposes.

Listing. The 6.50% Notes, 7.00% Notes, 7.25% Notes and 7.75% Notes were previously listed on the NYSE American under the symbols “LTSL,” “LTSF,” “LTSK” and “LTSH,” respectively. On February 24, 2020, we filed Form 25 to delist the Notes. The Notes now trade under the same symbols on the Pink Sheets.

Form and Denomination. The Notes are issued in book-entry form in minimum denominations of $25 and integral multiples in excess thereof. The Notes are represented by a permanent global certificate deposited with the trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC. Beneficial interests in any of the Notes will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Trustee. U.S. Bank National Association.